EXHIBIT 99.1

Qiao Xing Universal Telephone Inc. Ranks Second in Telephone Sales in 2002

Huizhou, China — May 12, 2003 — Qiao Xing Universal Telephone Inc. (NASDAQ: XING) announced that the China Industry and Enterprise Information Center (CIEIC) of the National Bureau of Statistics of China had certified it ranked second in telephone sales in China in 2002. CIEIC’s statistics only took into account the domestic sales volume of XING and excluded its export to foreign countries.

Mr. Ruilin Wu, Chairman of XING, commented, “As one of the largest telephone manufacturers and distributors in China and the parent company of CEC Telecom Ltd., we always strive to provide quality products and services, thereby creating economic values for the society. Our efforts are duly recognized by the consumers and the government units, which help us win their supports and accreditations. We believe this would create a more favorable environment for our growth further down the road.”

During the year to April, 2003, XING and its subsidiaries have received top ratings in different categories of surveys and official assessments. The following are a few examples:

1.	Number 1 among all telephone producers in the Consumers Satisfaction Survey towards Renowned Chinese Brand Name Products conducted by the General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China.
2.	XING’s telephones granted the label of “Chinese Renowned Brand Name Product” by the China Promotion Commission for Top Product Strategy.
3.	XING’s Internet phones and hearing aid phones listed as “Important New Product” by the Guangdong Provincial Government.
4.	XING’s telephones and fax machines were awarded the title of “Product of Trustworthy Quality” on nationwide basis.
5.	Mr. Ruilin Wu received the “Man of the Year (in terms of Economic Contribution), 2002” title.

About Qiao Xing Universal Telephone Inc.

In August 1995, Qiao Xing became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing acquired a 65% interest in CEC Telecom Ltd., one of the eleven manufacturers who have licenses to manufacture and sell both GSM and CDMA mobile phones in China. CEC Telecom Ltd. has been expanding at a tremendous pace. During 2002, it sold more than 800,000 pieces of 12 different models of mobile phones, versus only 60,000 pieces and only 4 models in 2001, while a sale of 3.5 million pieces has been targeted for 2003. At the same time, it has also successfully established a network of over 160 wholesale distributors to sell the CECT branded mobile phones in 27 provinces and municipalities throughout China.

Forward-Looking Statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source

Qiao Xing Universal Telephone Inc.

Contacts

Qiao Xing Universal Telephone Inc.
rickxiao@qiaoxing.com
86752-2820268

Stanford Capital International Ltd.
km@stock-update.com
852-25980281